February 17, 2005


Via facsimile and U.S. Mail

Mr. William F. Webster
President
Lakeside Mortgage Fund, LLC
443 Redding Drive, Suite 240
Redding, CA  96002

        Re:  Lakeside Mortgage Fund, LLC
     	        File No. 0-50893
	        Filed on October 6, 2004

Dear Mr. Webster:

	In light of your recent conversations with the staff we have reconsidered amendment number 2, to your Form 10-SB, filed
November
19, 2004, and your amended Form 10-QSB for September 30, 2004, filed
December 21, 2004, and have the following comments. Please make these changes in your future filings, beginning in your Form 10-
KSB
for December 31, 2004. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Where appropriate, please include the text discussed with the Division of Investment Management. That is, describe the exemptions on which you are relying in order to avoid being classified as an investment company and describe the consequences for the company if, in the future, you no longer meet these exemptions.



Annual Financial Statements

Note 1. Organization and Description of Business

2. Please revise to fully disclose the annual redemption limitations of the membership units.

Note 2. Summary of Significant Accounting Policies

3. Please include a discussion regarding the change in your accounting policy regarding the amortization of marketing/broker`s fees as previously disclosed in your Form 10-QSB. If you choose to exclude a presentation of restated information because the amount was immaterial, please clearly disclose this fact.





					*   *   *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that explains how you will address these comments in future filings. Detailed letters greatly facilitate our review. File your response letter on EDGAR. If you believe a comment is inappropriate or inapplicable, indicate your position and the basis for your position in your letter. We may have additional comments after we have reviewed your response to our comments.

	Questions on any accounting issues should be directed to
Heidi
Berg at           (202) 824-5463 or to Paul Cline, Senior
Accountant
at (202) 942-1782. All other questions may be directed to Michael Clampitt at (202) 942-1772, or me at (202) 942-1796.


						Sincerely,



						David S. Lyon
						Senior Financial Analyst


By FAX: William Webster
                530-226-5853
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Lakeside Mortgage Fund, LLC
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